CUSIP No.	14057J101	13G/A	Page 1 of 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9) *

Capitol Federal® Financial, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14057J101
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.
Name of Reporting Persons.
I.R.S. Identification No. of above persons (entities only).

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Capitol Federal Financial, Inc. Employee Stock Ownership Plan

IRS No. 51-0099493

2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power:	0

	6. Shared Voting Power:	7,467,630

	7. Sole Dispositive Power:	0

	8. Shared Dispositive Power:	7,467,630

9.	Aggregate Amount Beneficially owned by Each Reporting Person 7,467,630

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.38%

12.	Type of Reporting Person: EP

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Item 1.

(a) Name of Issuer:	Capitol Federal Financial, Inc.

(b) Address of Issuer’s Principal Executive Offices:	700 S Kansas Ave
Topeka KS 66603-3894

Item 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee
for the Capitol Federal Financial, Inc. Employee Stock Ownership Plan
1013 Centre Road Ste 300
Wilmington DE 19805-1265

Citizenship:	Delaware

(d) Title of Class of Securities:	Common Stock, par value $0.01 per share

(e) CUSIP Number:	14057J101

Item 3. If this statement is filed pursuant to Rule 13D-1(b) or 13D-2(b) or (c), check whether the person filing is a:

(f) ☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
The Capitol Federal Financial, Inc. Employee Stock Ownership (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Directed Trustee of the Capitol Federal Financial, Inc. Employee Stock Ownership Plan (“Trust”). As of December 31, 2020, the trust held 7,467,630 shares of the Issuer's common stock. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary in the plan, or other parties designated in the Plan’s trust agreement with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreement. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.

(b)
The 7,467,630 shares of common stock represent 5.38% of the Issuer’s outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2020, as provided by the Issuer.

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(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	0
	(ii) Shared power to vote or to direct the vote:	7,467,630
	(iii) Sole power to dispose or to direct the disposition of:	0
	(iv) Shared power to dispose or to direct the disposition of:	7,467,630

Item 5. Ownership of Five Percent or Less of Class

	Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

	Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

	Not Applicable

Item 8. Identification and Classification of Members of the Group

	Not Applicable

Item 9. Notice of Dissolution of Group

	Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and are not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Charter Guarantee & Trust Company
As Directed Trustee

/s/ Kristin M. Camp
Kristin M. Camp President January 14, 2021